[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

June 5, 2006

VIA EDGAR & FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Russell Corporation
Preliminary Proxy Material on Schedule 14A
Filed May 2, 2006
File No. 1-15822

Dear Mr. Owings:

On behalf of our client, Russell Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 23, 2006 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Material on Schedule 14A filed with the Commission on May 2, 2006 (File No. 1-15822) (the “Preliminary Proxy Statement”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. We have also included the requested Company statement below.

In addition, we are simultaneously filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) amending the Preliminary Proxy Statement disclosure in response to the Comment Letter.

The Merger, page 21

1.	We note your disclosure on page 23 in your proxy that Mr. Ward voted against the proposed merger. Please revise your disclosure to provide more information concerning his reasons for his dissenting vote. In this regard, we note Mr. Ward’s statement quoted in your press release of April 17, 2006 that, “Russell will be better positioned against our worldwide competitors in all three segments of our business and that includes apparel, sports equipment and athletic shoes.”

Response

Mr. Ward voted against the proposed merger because he believed that this was an inappropriate time to make a strategic decision about the future of the Company. Mr. Ward’s vote was based upon the Company’s successful implementation of the initial phase of its lean manufacturing/six sigma and process improvements, major investment in new information systems, expected significant performance improvement from its acquisitions, and acceleration of its restructuring plan, all of which Mr. Ward believed would benefit the Company in future years. Furthermore, Mr. Ward noted that the recent implementation of the Central America Free Trade Agreement, including its adoption by Honduras and El Salvador, would lower the Company’s cost of goods. In addition, Mr. Ward took into account the substantially lower ongoing tax rate that had recently been achieved by the Company due to a greater percent of profits coming from low tax rate countries and the potential to lower this rate even further.

Mr. Ward also believed the Company’s earnings per share projections for 2006 were very achievable. In addition, the Company’s internal projections for 2007 earnings per share in the base financial plan, the updated base case projection and the upside case projection were significantly higher than the Wall Street consensus estimate. The Company had not provided any external 2007 financial estimates. Mr. Ward believed that if the updated base case projection were achieved, the Company’s stock would be trading above the $18 offer price (not including a takeover premium) in 12-15 months, and therefore, he opposed the sale.

Although Mr. Ward did not vote for the sale of the Company, once the decision was made by the Company’s board of directors, Mr. Ward has actively worked towards a smooth transition. Furthermore, Mr. Ward recognizes that because of its acquisition by Berkshire Hathaway, the Company will be in a better financial position against its worldwide competitors.

We have revised the disclosure in response to this comment. See page 24.

Reasons for the Merger and Recommendations of the Russell Corporation Board of Directors, page 24

2.	Please expand your discussion to include what weight the board gave to the dissent of Mr. Ward to the merger and what factors it considered in evaluating Mr. Ward’s dissent.

Response

In considering Mr. Ward’s dissent, the Company’s board of directors weighed the Company’s financial projections against the likelihood of meeting such projections, the individual discussions with the Company’s chief financial officer and general counsel as to the updated base case projection and the upside case projection as well as the fact the Company missed its earnings projections for 2005. Furthermore, the Company’s board was advised by the chief financial officer that based on preliminary results, it was likely that the Company’s 2006 first quarter operating performance would not meet the 2006 first quarter operating budget. The Company’s board of directors thus concluded that the base financial plan, the updated base case projection and the upside case projection were subject to significant execution risk and based on the Company’s prior performance, unlikely to be achieved.

The Company’s board of directors did not assign any particular weight or rank to any of the potentially positive or negative factors or risks discussed in this section including the reasons for Mr. Ward’s dissent. The Company’s board of directors carefully considered all of these factors as a whole in reaching its determination and recommendation.

We have revised the disclosure in response to this comment. See pages 9 and 26.

General – Company Statement

At your request, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-735-2050, or my associate, Daniel Pine, at 212-735-3313, with any questions or comments you may have.

Very truly yours,

/s/ Nancy A. Lieberman

Nancy A. Lieberman

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Floyd G. Hoffman, Esq., Senior Vice President, Corporate Development, General Counsel & Secretary, Russell Corporation

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